FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 01, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group

1 November 2018

The Royal Bank of Scotland Group plc - changes to the UK intra-Group capital and liquidity arrangements

Further to previous announcements on its restructuring activity in response to the UK ring-fencing legislation, The Royal Bank of Scotland Group plc ('RBSG' and, together with its subsidiaries, 'RBS Group') is today announcing changes to the management of capital and liquidity within the RBS Group.

The RBS Group's major UK entities are parties to a legally binding Capital Support Deed ('CSD') and a Domestic Liquidity Sub-Group Arrangement ('DoLSub'). The CSD and the DoLSub are intra-group capital and liquidity support agreements that secure certain regulatory permissions authorised by the Prudential Regulation Authority ('PRA').

To support its new ring-fenced structure, the RBS Group has sought revised regulatory permissions from the PRA which become effective today, and is therefore restructuring its CSD and the DoLSub arrangements in line with previous disclosure.

As of the date of this announcement, NatWest Markets Plc holds and manages its own liquidity portfolio and has a separate CSD (the 'Non-Ring-Fence Entities CSD') for its UK entities outside the ring-fence; this CSD includes NatWest Markets Plc (the only UK bank entity outside the ring-fence) and certain non-bank UK subsidiaries of NatWest Markets Plc and will facilitate capital support among the participating entities in the NatWest Markets group (NatWest Markets Plc and its subsidiaries).

The RFB sub-group CSD, within NatWest Holdings plc, now includes the four UK RFB sub-group banks (National Westminster Bank Plc, The Royal Bank of Scotland plc, Coutts & Company and Ulster Bank Limited) together with certain material non-bank UK subsidiaries. To preserve its independence as the ultimate parent company, RBSG is no longer a party to either the RFB sub-group CSD or the Non-Ring-Fence Entities CSD.

For Further Information Contact:
RBS Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153

RBS Media Relations
+44 (0) 13 1523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
Coutts & Company	549300OLXJ4Y010LOT34

Date: 01 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary